Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street,

Chaoyang District, Beijing, 100026, P.R. China

February 14, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Mr. Andrew Mew

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.

Re:

Asia Premium Television Group, Inc.

Form 10-KSB for the Year ended March 31, 2005

Filed June 29, 2005

File No. 033-33263-NY

Dear Messrs. Spirgel and Mew:

Asia Premium Television Group, Inc. a company incorporated in Nevada (the “Company”) sets forth below its responses to your comment letter dated February 1, 2006 (the “Comment Letter”) with respect to the above-referenced annual report on Form 10-KSB (the “Annual Report”), filed with the U.S. Securities and Exchange Commission (the “SEC”).

For your convenience, we have reproduced your comments in the order provided followed by the Company’s corresponding response.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Annual Report.

The Company respectfully responds to the Comment Letter as follows:

General

1.

We note your revenues exceeding $25 million for the fiscal years 2005 and 2004. In that regard, explain to us why you can continue to use the Form 10-KSB and the Forms 10-QSB for your Exchange Act filings or revise.

The Company respectfully submits that it had no material operations until it acquired Beijing Asia HongZhi Advertising Company and its subsidiaries in July 2004.  Under Regulation S-B Item 10(a)(2)(iii), once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years. The Company began to exceed the revenue limit of $25 million in July 2004 as a result of the acquisition; therefore the Company is qualified to file reports under the Exchange Act as a small business issuer until July 2006.  The acquisition of Beijing Asia HongZhi Advertising Company was accounted for in a manner similar to a “reverse acquisition” wherein the operations presented are those of the accounting acquirer.  Therefore, the Company has not had revenues of over $25 million for two consecutive years.

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street,

Chaoyang District, Beijing, 100026, P.R. China

2.

We note that your audit reports (current and prior year) were signed by two audit firms, both based in Salt Lake City, Utah. After asking your auditors, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah in view that almost all of your operations are in the PRC. In addition, please have your auditors tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit reports, and if so, whether the foreign audit firm is registered with the PCAOB.

After consultation and discussion with our independent auditors, the Company respectfully submits the following:

The Company completed the acquisition of Beijing Asia HongZhi Advertising Company in July 2004 and the Company’s management at the time decided that its financial reporting and disclosure would benefit if the auditor of the Company remained as the auditor of record following the acquisition. Pritchett, Siler and Hardy, P.C. (“PSH”) was the auditor of record for the Company at the time of the acquisition.

In connection with the audit of the Company’s financial statements for the year ended March 31, 2004, PSH made inquires of local Chinese firms in regards to availability of bi-lingual staff. A Chinese branch of the accounting firm BDO Seidman arranged to make two bi-lingual staff available for fieldwork. Also, resumes were obtained through inquiries from which one additional bi-lingual staff with manager-level experience at KPMG was retained by PSH. The manager and staff from PSH performed fieldwork in Beijing, China for four weeks. The bi-lingual staff were found to be knowledgeable, experienced, and independent in regard to the Company. All work performed by the bi-lingual Chinese staff were supervised under the direction of the PSH staff. The staff were hired and paid directly from PSH as contract consultants/employees.

For the year ended March 31, 2005, the Company switched auditors to another CPA firm in Salt Lake City, which had affiliations with other firms worldwide. HJ & Associates, LLC (“HJ”) is an affiliate with the Chinese CPA firm Salustro ZhongRui (“Salustro”) located in Beijing. Arrangements were made for Salustro to provide three bi-lingual staff for fieldwork in Beijing. The bi-lingual staff were knowledgeable, experienced, and independent in regard to the Company.

HJ sent three individuals, a senior staff member, a manager, and a partner from the Salt Lake City office to Beijing to conduct fieldwork. The senior staff speaks, reads, and writes Chinese fluently. The manager was the same manager from PSH who had knowledge of the Company from participating in our audit for several audit periods. All work performed by the bi-lingual Chinese staff were supervised under the direction of the HJ staff. The staff were hired and paid directly from HJ as contract consultants/employees.

As a result of the foregoing, the audit firms concluded that it was appropriate to issue an audit report for the Company even though the audit firms are licensed in Utah.

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street,

Chaoyang District, Beijing, 100026, P.R. China

Financial Statements and Notes

Note 1. Summary of Significant Accounting policies

Minority Interests, page 26

3.

You state that “…[t]he Company owns all of the rights of the minority interests shareholders, therefore the Company has accounted for the subsidiaries as being wholly owned”.  Explain to us the nature of these rights.  Addressing the relevant accounting literature, explain to us why you did not reflect the minority interests in the consolidated financial statements.

The Company respectfully submits that as stated in the Company’s Annual Report, under the laws of the People's Republic of China, a Chinese company with limited liability must have no less than two shareholders.  Small minority interests exist in BHCA Subsidiary and SHCCA Subsidiary to satisfy this requirement. The Company and the holders of the minority interest have signed agreements pursuant to which those individuals have agreed to hold the interest on behalf of the Company. As a result of those agreements, the Company believes, those shares are controlled by the Company. Therefore, no minority interests were reflected in the consolidated financial statements. The Company’s Annual Report will be revised to clarify this point.

Revenue Recognition Policy, page 28

4.

We note your disclosure that revenue is recognized when the service is provided, collection is reasonable assured and no further obligation to the customer exists. However, we also note from page 3 that you provide different type of services such as advertising agent, media consulting services and advertising production. So we may better understand your revenue recognition policy, please tell us and provide a more comprehensive revenue recognition policy including the revenue earning processes with respect to each of these services.  Also, tell us and disclose your accounting policy for out of pocket expenses, if material, related to these services.  Refer to EITF 00-14.

The Company respectfully submits that it relies on SEC Staff Accounting Bulletin: No. 101“Revenue Recognition in Financial Statements” (“SAB 101”) to recognize its revenue. SAB 101 states that revenue generally is realized or realizable and earned when all of the following criteria are met: 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the seller's price to the buyer is fixed or determinable, and 4) collectibility is reasonably assured.

The Company provides advertising agent, media consulting and advertising production services as part of a complete advertising service process.  With respect to the Company’s service as advertising agent, the Company purchases air time from TV stations according to customers’ requirements, and the service is deemed to be completed after all advertising is broadcast under the terms of the contract.  With respect to the Company’s media consulting services, the Company performs marketing research to help customers achieve marketing and brand objectives, and the service is deemed to be completed after the analysis report is issued to customers without any dispute.  With respect to the Company’s advertising production service, the Company creates the advertising design and produces the advertising according to customers’ requirements, and the service is deemed to be completed after the beta tape is sent to and consented to by the customers.  The Company recognizes revenues for all above services when all the services under the contract are provided, collection is reasonably assured and no further obligation to the customer exists.

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street,

Chaoyang District, Beijing, 100026, P.R. China

The Company does not have material, service-related out of pocket expenses and, it does not offer any sales incentives to its customers, therefore, the Company believes that EITF 00-14 is not applicable to the issue at hand.  The Company will revise the revenue recognition disclosure in the Company’s Annual Report to better describe the revenue recognition process as noted in the previous two paragraphs.

5.

Advise us and disclose if you present your revenues on a gross or on a net basis. Tell us how you consider the guidance under EITF 99-19 in supporting your presentation.

The Company follows EITF 99-19 in reporting its revenues. The Company reports its revenues based on the gross amount billed to the customer because it has earned revenues from the sale of the goods or services.  The Company signs separate contracts with its customers and its suppliers regarding each advertising contract. The Company is the primary obligor in the arrangement. The Company has risks and rewards of a principal in the transaction and therefore records gross revenues based on the amount billed to the customer.  The Company will revise the Annual Report to disclose the presentation of revenues on a gross basis.

Note 3. Prepaid Expenses, page 28

6.

Tell us in more details of the nature and the terms of your agreement with vendors to provide advertising services.

The Company’s vendors are mainly TV stations that televise advertisements prepared by the Company on behalf of its customers.  We enter into contracts with these TV stations with terms that govern the length, timing, frequency, and channel of the advertising, and the terms under which the Company is required to pay the TV stations for these services. Prepayments are usually required by large TV stations.

Note 5. Notes Payable, page 29

7.

Tell us and disclose the nature of the film rights license you acquired from Sun Television Cybernetworks Holding Ltd (“Sun”). Advise us and disclose your accounting for the film rights license and non-exclusive access rights. Include in your response the amortization methods for these intangibles, and their estimated useful lives. Support the basis of your accounting for these intangibles.

The film rights license that was acquired from Sun provided the Company with the right to the Film Library, consisting of the master recordings of segmented productions including programs produced by Sun and programs licensed to Sun.  As disclosed in the annual report for the year ended March 31, 2004 and prior periods, all assets related to the film rights license acquired from Sun have been written off based on management’s determination.  The Company will expand the disclosure in the Annual Report to state that the film rights, non-exclusive access rights and associated assets have been fully impaired.  The disclosure will also be expanded in the quarterly report on Form 10-QSB for the period ended December 31, 2005.  As a result of the full write-off, there is no amortization life associated with these intangibles.  The Company relied on SFAS No. 142 when it determined that there was no future value to these intangibles assets.

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street,

Chaoyang District, Beijing, 100026, P.R. China

8.

We note your disclosure that the $4 million convertible note payable to Sun contains a contingency to issue additional common shares if the market value stock price is below $11.466 per share when the converted shares are subsequently sold. We also note that the note could have been converted into 80 million common shares as of March 31, 2005. Please tell us and disclose the terms of the conversion provisions of the agreement. Advise us and disclose how the additional common shares are calculated when the contingency is triggered. Also, advise us your accounting for the conversion feature of the convertible note payable upon and subsequent to the amendment of the note agreement on December 2001. Support your accounting with relevant accounting literature.

The Company respectfully submits that the terms of the conversion provisions of the agreement are set forth in the agreement as follows:

“At any time within five years of the date of the Note, the Noteholder may by notice in writing to the principal place of business of the Issuer demand repayment or conversion into shares of common stock in the Issuer having a par value of US$0.01 each of the entire principal amount of the Note. Unless the Issuer and the Noteholder agree in their absolute discretion to repayment of the Note, within 10 business days of receipt of a duly signed Notice, the Issuer shall issue and allot Shares in the name of the Noteholder or its nominee as identified in the Notice.”

If the contingency is triggered, the agreement requires the Company to issue such number of additional common shares based on the following formula:

(A-B) / Y=Z

Where:

A = the total number of Conversion Shares sold multiplied by the Agreed Price;

B = the total number of Conversion Shares sold multiplied by the Market Value on the day of completion of the sale;

Y= Market Value per share on the day of completion of the sale;

Z= Number of additional shares issued.

Under the formula, Conversion Shares means the shares to be issued to Sun upon exercise by Sun of its conversion rights under the Convertible Notes.  Agreed Price means $11.466, the trigger price of the obligation to issue contingent additional common shares when the converted shares are subsequently sold. Market Value means the average reported sale price on the ten trading days prior to the relevant valuation date on which the shares are traded; if no such sale of shares was reported during such period, Market Value shall be the average of the reported ask and bid prices for such period.

The Company will follow SFAS 84: Induced Conversion of Convertible Debt to account for the conversion feature of the convertible note. Under SFAS 84, the Company will recognize an expense equal to the fair value of all shares transferred upon conversion in excess of the fair value of shares issuable pursuant to the original conversion terms.  The Company will expand the disclosure in the Annual Report to reflect the future accounting for the convertible note.  The disclosure will also be expanded in the quarterly report on Form 10-QSB for the period ended December 31, 2005.  The Company notes that there will not be any beneficial conversion feature associated with a possible conversion because the Company uses the current market price for the calculation of the number of shares to be issued.

Asia Premium Television Group, Inc.

Room 602, 2 North Tuanjiehu Street,

Chaoyang District, Beijing, 100026, P.R. China

Note 13. Restatement, page 35

9.

We note your disclosure that the restatements have no effect on net income. However, we note from the consolidated statements of stockholders’ equity that you characterized the “net income for the year ended March 31, 2004” as “restated”. Please explain.

The Company will revise the Consolidated Statements of Stockholders’ Equity to remove “restated” for “Net income for the year ended March 31, 2004.”

Form 10-QSB For the Quarterly Period Ended September 30, 2005

Note 6 Capital Stock, page 12

Development Fund

10.

Advise us and disclose in greater details how the Development Fund program operates. Addressing relevant accounting literature, tell us and disclose how you account for the return of the common shares from shareholders and the re-issuance of those shares to management for compensation.

The purpose of the development fund is to attract and compensate members of our management team.  Three shareholders have agreed to return 650 million shares to the Company to establish the development fund.  The shares will be allocated to the main members of the Company's current and potential management team based on the management effort and performance as determined by the three shareholders. Through December 31, 2005, 10 million shares have been returned and placed in the development fund, and no shares have been reissued to any management personnel.

The Company treats the returned shares as treasury stock at the face value, and the premium as additional paid-in capital. The Company relied on APS 4: Basic Concepts and Accounting Principles Underlying Financial Statements of Business Enterprises in determining how to account for the shares contributed to the development fund. Paragraph 187 E-7 of APS 4 states that decreases in owners' equity arise from transfers from an enterprise to its owners, such as treasury stock acquisitions.

The Company will adopt FAS 123(R): Share-Based Compensation to account for the re-issuance of shares to management personnel. FAS 123(R) requires all entities to use the fair-value-based measurement method in accounting for share-based payment transactions with employees. When the shares are reissued to management personnel, the Company will record the fair market value of the shares issued as compensation expenses.  The Company will expand the disclosure in the Annual Report as well as for the quarterly report on Form 10-QSB for the period ended December 31, 2005.

* * * * *

If any member of the Staff has any questions with respect to our responses or amended filing on Form 10-KSB/A, please feel free to contact Teresa Bai at (86-10) 6582-7543 (telephone) or (86-10) 6582-7951 (facsimile), or contact me at (86-10) 6582-7839.

Very truly yours,

/s/ Bulin Miao

Bulin Miao

Finance Manager